SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Year Ended December 31, 2002

THRIFT PLAN FOR EMPLOYEES OF

SENTINEL TRANSPORTATION COMPANY

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC, has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THRIFT PLAN FOR THE EMPLOYEES OF SENTINEL TRANSPORTATION COMPANY Dated: June 27, 2003:

By:	/s/ MARILYN SHAW
Marilyn Shaw Human Resources Manager

Thrift Plan for Employees of

Sentinel Transportation Company

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Administrator and Participants

of the Thrift Plan for Employees of Sentinel Transportation Company

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ST. CLAIR CPAS, P.C.

Merchantville, New Jersey

April 30, 2003

Thrift Plan for Employees of

Sentinel Transportation Company

Statements Of Net Assets Available For Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$11,090,148	$8,512,321
Related companies stock funds	5,850,388	5,961,828
Mutual funds	1,907,211	2,478,222
Common/collective funds	329,321	401,566
Cash and cash equivalents	24,271	1,747
Participant loans	1,054,325	1,223,206

Total investments	20,255,664	18,578,890
Receivables:
Participants’ contributions	94,003	100,038
Employer’s contributions	66,430	58,904
Investment income	7,464	7,016

Total receivables	167,897	165,958

Net assets available for benefits	$20,423,561	$18,744,848

The accompanying notes are an integral part of these financial statements.

Thrift Plan for Employees of

Sentinel Transportation Company

Statements Of Changes

In Net Assets Available For Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Investment income:
Interest	$78,062	$103,345
Dividends	207,952	220,079
Net depreciation in fair market value of investments	(99,151)	(875,369)

Total investment income (loss)	186,863	(551,945)
Contributions:
Sentinel Transportation, LLC contributions (net of forfeitures applied of $31,598 and $30,718 in 2002 and 2001)	792,951	809,220
Participants contributions	1,080,669	1,061,726
Rollovers/trust to trust transfers	1,200,440	312,183

Total contributions	3,074,060	2,183,129

Total additions	3,260,923	1,631,184
Deductions:
Withdrawals	(1,582,210)	(1,555,191)

Total deductions	(1,582,210)	(1,555,191)

Net increase	1,678,713	75,993
Net assets available for benefits:
Beginning of year	18,744,848	18,668,855

End of year	$20,423,561	$18,744,848

The accompanying notes are an integral part of these financial statements.

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

1.	Description of the Thrift Plan:

The Plan

The following description of the Thrift Plan for Employees of Sentinel Transportation Company (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

Sentinel Transportation Company (the “Company”) became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”) in December 1995. Prior to its incorporation, the Company was part of Conoco, Inc.’s downstream operation (transportation). As part of Conoco, Inc., eligible employees of such operation participated in the Thrift Plan for the Employees of Conoco, Inc.

With the incorporation of the Company, Conoco employees dedicated to such operations were transferred to and became Sentinel employees. Sentinel’s Board of Directors adopted, effective January 1, 1996, the Thrift Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.

Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco, Inc. (20%).

The Plan is a defined contribution plan which was established in 1996 by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”).

The purpose of the Plan is to encourage and assist employees to systematically save a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are eligible to participate in the Plan. Regular, full-time employees, are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee.

Eligible employees may participate in the Plan by authorizing the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Participants’ monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant’s monthly basic deposits. All of the above participants’ savings and elections are subject to regulatory and plan limitations.

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only “non-highly compensated” participants are currently eligible to make cash lump sum supplemental deposits.

A participant with less than three years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

Administration

The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate three or more persons to serve on the Employee Benefit Plans Board to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.

Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended December 31, 2002 and 2001, expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant’s account on the termination date in accordance with ERISA.

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s investment contracts are fully benefit responsive and, thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. Dupont common stock and Conoco Class B common stock are valued at quoted market prices at year end. Participant loans and cash and cash equivalents are valued at cost which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund and Conoco Class B Common Stock Fund investment securities are based on average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

3.	DuPont and Related Companies Defined Contribution Master Trust

On April 1, 1999, the Company and certain affiliates (“employers”) entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds.

The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.10% to 7.10% for the year ended December 31, 2002 and from 5.02% to 7.24% for the year ended December 31, 2001. The blended rate of return was 5.99% in 2002 and 6.39% in 2001.

The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is ($240,684,040) and ($122,037,312) at December 31, 2002 and 2001, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are less than the value of the underlying assets.

Total Assets of the Master Trust include:

	December 31,
	2002	2001
Investment contracts	$5,480,360,857	$5,294,842,052
Common/collective trust funds	18,070,148	20,450,633
Money market funds	43,449,992	26,733,694

Total	$5,541,880,997	$5,342,026,379

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

The Plan’s undivided interest in the Master Trust was .200% and .159% as of December 31, 2002 and 2001, respectively.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	December 31,
	2002	2001
Investment Contracts:
Connecticut General Life Ins.	$468,288,144	$439,624,619
ING Life Insurance & Annuity Co. (14522-440)	552,881,406	—
Principal Life	—	296,750,377
Aetna Life and Annuity	—	519,942,538
State Street Bank & Trust (102001)	553,310,588	—
State Street Bank & Trust (102061)	359,489,495	—
Deutsche Bank (DUP-1)	—	519,076,651
Monumental Life Insurance Co.	546,500,060	516,903,184
Morgan Guaranty Trust Co of NY (95-04)	552,389,520	519,142,395
Morgan Guaranty Trust Co of NY (ADUPONT03)	359,489,495	528,060,590
Union Bank of Switzerland	552,578,186	518,377,156

At December 31, 2002, the total assets of the Master Trust of $5,541,880,997 included participant investments in the Stable Value Fund of $5,508,790,124 and $33,090,873 held in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2001, the total Master Trust value of $5,342,026,379 included participant investments in the Stable Value Fund of $5,305,008,040 and $37,018,339 in the Conservative, Moderate and Aggressive Allocation Funds.

Total investment income of the Master Trust for the years ended December 31, 2002 and 2001 was $340,914,810 and $341,975,725, respectively.

Accounting for Derivatives

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on “Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Master Trust continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

The carrying value of Synthetic Guaranteed Investments Contracts held by the Master Trust is $3,710,590,717 and $3,858,061,618 at December 31, 2002 and 2001, respectively.

4.	Investments

Investments that represent more than 5% of the net assets available for plan benefits as of December 31, 2002 and 2001 were as follows:

	December 31,
	2002	2001
DuPont Common Stock	$5,688,947	$5,752,975
Master Trust	11,090,148	8,512,321

During the years ended December 31, 2002 and 2001, the Plan’s investments (depreciated) appreciated (including realized gains and losses) in value as follows:

	December 31,
	2002	2001
Master Trust	$604,519	$504,138
Related Companies Stock Fund	(31,506)	(733,513)
Mutual Funds	(594,794)	(606,733)
Common/Collective Trusts	(77,370)	(39,261)

Total net depreciation	$(99,151)	$(875,369)

Thrift Plan for Employees of

Sentinel Transportation Company

Notes To Financial Statements

For the Years Ended December 31, 2002 and 2001

5.	Conoco, Inc. Class B Common Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $208,853 at December 31, 2001. On August 30, 2002, Conco Stock Fund became ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Funds was $161,441 at Decemeber 31, 2002.

6.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated September 28, 1999 has been received by the Plan. The Plan has been amended since receiving the determination letter. During Plan Year 2002, the company has filed for an updated determination letter. However, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7.	Related Party Transaction

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management and the Trustee. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

Retirement and Saving Plan	Schedule I

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line l

As of December 31, 2002

Identity of Issue	Description of Investment	Current Value
* Plan Interest in Dupont and Related
Companies Defined Contribution
Plan Master Trust (“Master Trust”)	Master Trust	$11,090,148
* DuPont Common Stock Fund	Company Stock Fund	5,688,947
* Conoco Phillips Common Stock Fund	Company Stock Fund	161,441
AIM Equity Constellation Fund	Registered Investment Company	60,089
AIM Premier Equity Fund	Registered Investment Company	97,247
Fidelity Equity Income Fund	Registered Investment Company	64,918
Fidelity Fund	Registered Investment Company	84,962
Fidelity Growth & Income Fund	Registered Investment Company	80,187
Fidelity Low Priced Stock	Registered Investment Company	127,125
Fidelity Magellan Fund	Registered Investment Company	473,775
Franklin Balance Sheet	Registered Investment Company	63,278
Franklin Cust Fund	Registered Investment Company	17,944
Franklin Small Mid Cap Growth Fund	Registered Investment Company	109,329
Janus Enterprise Fund	Registered Investment Company	196,540
Janus Mercury Fund	Registered Investment Company	271,930
Mercury Global Holdings FD CL I	Registered Investment Company	32,336
Mercury HW INTL Value Fund CL I	Registered Investment Company	3,380
* Merrill Lynch Basic Value Fund	Registered Investment Company	36,532
* Merrill Lynch Capital Fund	Registered Investment Company	63,001
* Merrill Lynch Fundamental Growth Fund	Registered Investment Company	23,126
MFS Research Fund	Registered Investment Company	6,561
MFS Total Return Fund	Registered Investment Company	61,420
Templeton Foreign Fund	Registered Investment Company	9,392
Templeton Growth Fund	Registered Investment Company	24,139
* Aggressive Asset Allocation Portfolio	Common/Collective Trusts	3,867
Barclays 3-way	Common/Collective Trusts	110,406
* Conservative Asset Allocation Portfolio	Common/Collective Trusts	1,427
* Merrill Lynch Equity Index Trust	Common/Collective Trusts	184,745
* Merrill Lynch International Index	Common/Collective Trusts	3,480
* Merrill Lynch Small Cap Index	Common/Collective Trusts	22,310
* Moderate Asset Allocation Portfolio	Common/Collective Trusts	3,086
Cash and Cash Equivalents	Cash and Cash Equivalents	24,271
Participant Loans	4.75% – 9.25%	1,054,325

Investment Total		$20,255,664

*	Party in interest

11